Exhibit 99.1

KeyCorp to Acquire First Niagara Financial Group

Powerful Combination Creates High-Performing Regional Bank With Compelling Shareholder Returns

Significant Synergies Provide for Stronger Financial Performance and Improved Efficiency

Becomes 13th Largest U.S. Commercial Bank with Enhanced Presence in Northeast and Mid-Atlantic

Expects Acquisition to be Accretive to EPS in 2017

October 30, 2015 – Cleveland, Ohio — KeyCorp (NYSE: KEY) and First Niagara Financial Group (NASDAQ: FNFG) announced today that they have entered into a definitive agreement under which KeyCorp will acquire First Niagara in a cash and stock transaction for total consideration valued at approximately $4.1 billion.

First Niagara headquartered in Buffalo, N.Y., has $39 billion in assets and $29 billion in deposits and 394 banking offices in New York, Pennsylvania, Connecticut and Massachusetts. With approximately $135 billion of assets, the combined bank will be the 13th largest commercial bank headquartered in the U.S.

The combination will create a leading regional bank with enhanced scale to serve three million clients across diverse markets in the Northeast, Mid-Atlantic, Midwest and Pacific Northwest. The acquisition will make KeyCorp a leading bank in Upstate New York, with a strong market presence in Buffalo, Albany, Syracuse and Rochester. KeyCorp will also expand its operations to attractive markets throughout Pennsylvania, Massachusetts and Connecticut.

Under the terms of the agreement, which was unanimously approved by the Boards of Directors of each company, the merger consideration will be approximately $4.1 billion. First Niagara shareholders will receive 0.68 KeyCorp shares and $2.30 in cash for each First Niagara common share. The per share consideration is valued at $11.40 per share based on the closing price of KeyCorp common stock on October 29, 2015. In conjunction with the closing of the transaction, three members of the First Niagara Board of Directors are expected to join the KeyCorp Board, which will be expanded accordingly.

“Key and First Niagara are a powerful combination, driven by a shared commitment to the clients and to the communities we serve,” said KeyCorp Chairman and CEO Beth Mooney. “This transformational opportunity will bring compelling and complementary capabilities to our shared 3 million clients, while driving meaningful synergies and enhancing shareholder value. KeyBank and First Niagara both have values-based cultures and a long-term commitment to and experience with the region”

“I am confident that the combination of First Niagara and Key will benefit our shareholders, customers and the communities we serve and will build off the great progress that the First Niagara team has made,” said Nathaniel D. Woodson, Chairman of the Board of Directors of First Niagara. “We believe that this partnership provides significant value for our shareholders and allows them to participate in the upside potential of the combined Key and First Niagara.”

“I am incredibly proud of all that my team has accomplished to put our customers at the center of all we do,” said Gary M. Crosby, President and CEO of First Niagara. “Combining our strengths with those of Key will enable us to even better serve customers with a broader set of product features and functionality, while providing our team members with expanded opportunities as part of a larger, more-diversified organization. Key shares our values and our culture of diversity, inclusion and community service – I look forward to working with their team to ensure a seamless integration of our businesses for the benefit of all of our stakeholders.”

“We have known First Niagara for a long time and have always been impressed by the quality of their people and their commitment to the community. We look forward to welcoming First Niagara clients and employees to Key,” said Mooney.

Importantly, the compelling financial rationale for the transaction provides significant upside potential for shareholders of both companies. The acquisition diversifies KeyCorp’s loan portfolio, strengthens its core retail deposit franchise and provides expanded scale. Upon completion of the transaction, the combined company will have approximately $99.8 billion in deposits, $83.6 billion in loans and 1,366 branches across 15 states. The combined company will have approximately $135 billion of pro forma assets providing increased operating leverage to deliver improved financial performance.

Shareholders of both companies will benefit from annual cost savings in excess of $400 million from maximizing efficiencies of technology infrastructure, procurement savings across the combined organization, and optimizing overlapping branches. The combined bank will be better positioned to generate attractive financial returns for shareholders through improved efficiency, strong returns on capital and earnings accretion. Finally KeyCorp will maintain its strong capital position, enabling the company to continue to return capital to shareholders.

KeyCorp expects the acquisition to be accretive to earnings per share in 2017, excluding one-time charges, and expects the transaction to deliver an attractive Internal Rate of Return of approximately 15%.

KeyCorp and First Niagara have built a legacy of philanthropy and civic involvement and will continue this commitment to the markets the combined company will serve. Together, the combined companies have nearly $5 billion in lending and investments supporting underserved individuals and communities. Additionally, Key will make a $20 million contribution to the First Niagara Foundation to continue its important community initiatives.

Upon closing the transaction, KeyCorp expects to successfully integrate First Niagara into its business. KeyCorp and First Niagara have the shared expertise, the culture and the capital to ensure a successful transition. Christopher M. Gorman, President of Key Corporate Bank, will lead the merger integration team which will be comprised of both KeyCorp and First Niagara team members. “Chris is a dynamic, client-centric leader who is credited with successfully leading, integrating, transforming, and growing businesses throughout his 30-year career in financial services,” said Mooney.

The acquisition is subject to customary closing conditions, including regulatory approvals and approval by KeyCorp and First Niagara shareholders. The transaction is expected to close in the third quarter of 2016.

Advisors

Morgan Stanley & Co. LLC served as lead financial advisor and KeyBanc Capital Markets as financial advisor to KeyCorp. Simpson Thacher & Bartlett LLP served as legal counsel to KeyCorp.

J.P. Morgan Securities LLC served as financial advisor to First Niagara, and Sullivan & Cromwell served as legal counsel to First Niagara.

Conference Call

A conference call will be held at 8:00 a.m. ET on Friday, October 30, 2015. The live audio webcast of the conference call and presentation materials will be available at www.key.com/ir. If you are unable to join the live conference call, or wish to hear a re-broadcast, access www.key.com/ir and select Presentations & Webcasts.

About Key

KeyCorp was organized more than 160 years ago and is headquartered in Cleveland, Ohio. One of the nation’s largest bank-based financial services companies, Key had assets of approximately $95.4 billion at September 30, 2015. Key provides deposit, lending, cash management and investment services to individuals and small and mid-sized businesses in 12 states under the name KeyBank National Association. Key also provides a broad range of sophisticated corporate and investment banking products, such as merger and acquisition advice, public and private debt and equity, syndications and derivatives to middle market companies in selected industries throughout the United States under the KeyBanc Capital Markets trade name. For more information, visit https://www.key.com/. KeyBank is Member FDIC.

About First Niagara

First Niagara, through its wholly owned subsidiary, First Niagara Bank, N.A., is a multi-state community-oriented bank with approximately 390 branches, $39 billion in assets, $29 billion in deposits, and approximately 5,400 employees providing financial services to individuals, families and businesses across New York, Pennsylvania, Connecticut and Massachusetts. For more information, visit www.firstniagara.com.

KeyCorp Contacts:

ANALYSTS	MEDIA
Vernon L. Patterson	Jack Sparks
216.689.0520	720.904.4554
Vernon_Patterson@KeyBank.com	Jack_Sparks@KeyBank.com

First Niagara Contacts:

ANALYSTS	MEDIA
Ram Shankar	David Lanzillo
716.270.8623	716.819.5780
Ram.Shankar@fnfg.com	David.Lanzillo@fnfg.com

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IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, KeyCorp will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of KeyCorp and First Niagara and a Prospectus of KeyCorp, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about KeyCorp and First Niagara, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from KeyCorp at investor.key.com or from First Niagara by accessing First Niagara’s website at www.firstniagara.com. Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to KeyCorp Investor Relations at Investor Relations, KeyCorp, 127 Public Square, Mailcode OH-01-27-0737, Cleveland, Ohio 44114-1306, by calling (216) 689-3000, or by sending an e-mail to investor_relations@keybank.com or to First Niagara Investor Relations at 726 Exchange Street, Suite 618, Buffalo, New York 14210, by calling (716) 819-5669 or by sending an e-mail to investor@fnfg.com. In addition, KeyCorp and First Niagara use their respective Investor Relations websites and social media outlets as channels of distribution of material company information. Such information is accessible on KeyCorp’s and First Niagara’s Investor Relations websites, as well as on their respective Facebook pages and through their Twitter accounts and LinkedIn accounts.

KeyCorp and First Niagara and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of KeyCorp and First Niagara in respect of the transaction described in the Joint Proxy Statement/Prospectus. Information regarding KeyCorp’s directors and executive officers is contained in KeyCorp’s Proxy Statement on Schedule 14A, dated April 7, 2015, which are filed with the SEC. Information regarding First Niagara’s directors and executive officers is contained in First Niagara’s Proxy Statement on Schedule 14A, dated March 23, 2015, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, KeyCorp’s and First Niagara’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in KeyCorp’s and First Niagara’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by KeyCorp and First Niagara shareholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the First Niagara business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of KeyCorp’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions;

the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

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